2000 Clearwater Drive	P 630.271.3600
Oak Brook, IL 60523	F 630.964.6475
HUBGROUP.COM

September 16, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628

Attn:	Wei Lu
Ethan Horowitz

Re:	Hub Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Form 8-K filed February 6, 2020
File No. 000-27754

Dear Ms. Lu and Mr. Horowitz:

Hub Group, Inc. (“we” or the “Company”) is writing in response to your comment letter dated September 2, 2020, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) in regard to the Company’s Form 10-K for the fiscal year ended December 31, 2019 and Form 8-K filed February 6, 2020. We have addressed your letter by reproducing each comment below, in italicized type, and providing the Company’s response immediately following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page 37

1.
Please tell us whether the four business lines (i.e., intermodal, truck brokerage, logistics, and dedicated) identified in your Form 10-K constitute operating segments pursuant to FASB ASC 280-10-50. Your response should explain whether the operating results for these business lines are regularly reviewed by your chief operating decision maker (“CODM”) to make resource allocation decisions and assess performance. Include information regarding the following with your response:

•	The title of the CODM, a description of their role, and each of the individuals who report to the CODM;
•	The financial information regularly provided to the CODM and how frequently it is prepared;
•	How often the CODM meets with their direct reports, the financial information discussed in those meetings, and who else attends those meetings; and
•	Whether there are individuals held accountable for your business lines and who these individuals report to.
•	In addition, tell us about any relevant changes related to the new operating structure referred to in your second quarter 2020 earnings conference call.

Response:
The Company respectfully advises the Staff that it does not consider its four business lines to be operating segments pursuant to FASB ASC 280-10-50.  We view the four business lines as the services we offer our customers rather than operating segments. The revenue information presented is to comply with the entity-wide disclosure requirements in ASC 280-10-05-5.

We have concluded we have one operating and reportable segment which is the consolidated business. Our strategy is to offer our customers multi-modal supply chain management solutions to provide an integrated, cost-effective and high service solution.  Our services are complementary to one another, allowing us to provide our customers with comprehensive supply chain management solutions designed to maximize consolidated customer revenue rather than focus on any one business line.  In order to achieve the Company’s vision of being the industry’s premier customer-centric supply chain solutions provider, resource allocation decisions are made by the CODM based on consolidated performance, as we offer all four business lines to our customers.

To further demonstrate our integrated strategy, the Company’s sales and marketing, account management (customer service), customer solutions, pricing, operations, and procurement organizations, together with other support functions, including legal, information technology, accounting and human resources are not specific to its business lines.  The strategic focus of our sales, marketing, and account management organizations is to foster long-term customer relationships, which allow us to better understand our customers’ needs and specifically tailor our services to them.  Our customer solutions group works with pricing, account management and operations teams to enhance customer margins across all lines of business. Examples of such margin enhancement projects include network optimization, matching of inbound and outbound loads, reducing empty miles, improving our recovery of accessorial charges, enhancing asset utilization, reducing repositioning costs, providing holistic solutions and improving low profit shipments.  These margin enhancement initiatives are focused on maximizing consolidated margin rather than that of any individual business lines.  Consideration of the four business lines as operating segments would be contrary to this integrated strategy.

The Company’s CODM is Dave Yeager, Chairman of the Board of Directors and Chief Executive Officer.  Mr. Yeager is responsible for setting the Company’s strategies and initiatives, establishing policies, allocating resources and assessing performance.  The individuals listed below, including title and role, report to the Company’s CODM:
•	Phillip Yeager, President and Chief Operating Officer, who oversees account management, sales, marketing, customer solutions, operations and pricing;
•	Dan Sanker, President of CaseStack, who oversees the business that offers consolidation solutions to certain consumer goods customers;
•	Geoff DeMartino, Executive Vice President, Chief Financial Officer and Treasurer, who oversees the Company’s finance, treasury, merger and acquisitions, and investor relations functions;
•	Vava Dimond, Executive Vice President and Chief Information Officer, who oversees the development, performance, implementation and security of the Company’s information technology systems;
•	Michele McDermott, Chief Human Resources Officer, who oversees talent development, recruiting and employee experience;
•	Douglas Beck, Executive Vice President, Secretary and General Counsel, who oversees the Company’s claims, legal, and compliance functions and real estate support; and
•	Kevin Beth, Executive Vice President and Chief Accounting Officer, who oversees the Company’s accounting functions.

As demonstrated above, the Company does not have specific individuals who are solely responsible for each of the four business lines that report to the CODM.

Financial information is provided to the CODM on a monthly basis.  This information consists of a monthly comparison of consolidated net income, diluted EPS and consolidated income statement results to the prior year and budget, employee headcount changes, an analysis of consolidated costs and expenses, and a comparison of the current consolidated balance sheet to recent months.  In addition, weekly and monthly operating financial data and statistics, including sales, volume and gross margin trends, on time performance, number of truck drivers hired and lost, empty miles and percentage of drayage loads covered with Hub assets, are provided. The Company’s Chief Financial Officer meets one-on-one with the CODM on a monthly basis to discuss these financial results. The CODM also reviews a monthly “vital signs” report which focuses on consolidated results, together with the accompanying narrative that is sent to the Board.

The business line operating results reviewed by the CODM are limited to loads, revenue and gross margin (which primarily consists of transportation costs and ancillary charges directly attributable to a given transaction). The financial information used by the CODM to make decisions related to the allocation of resources and the investment in capital expenditures includes other operating expenses, such as salaries and related expenses, and the balance sheet which are prepared on a consolidated basis. Key metrics used by the CODM to make decisions that are included in the monthly CODM package are Return on Invested Capital, EBITDA and EBITDA as a % of Gross Margin, all of which are presented only on a consolidated basis.

The CODM’s resource allocation decisions are focused on the consolidated business and results as evidenced by, among other things:  (i) the CODM’s decision to invest in a transportation management operating platform and accounting system that are utilized across all business lines, (ii) the Company’s strategy to pursue acquisitions that broaden and enhance its customer service offerings, (iii) the Company’s investments in capital expenditures to purchase operating equipment that is shared amongst multiple business lines and (iv) the construction of a corporate campus that fosters top notch customer-centric operating teams that assist customers who are serviced by all of our lines of business. Accordingly, the CODM’s resource allocation decisions are intended to drive consolidated revenue and income growth, not growth for a specific business line. Financial information used by the CODM to make decisions related to the allocation of resources and the investment in capital expenditures is prepared on a consolidated basis, which further supports that we have only one operating and reporting segment.

The CODM holds a weekly meeting with all of his direct reports (noted above) together with several of the Chief Operating Officer’s direct reports, including:
•
Chief Solutions Officer, who is responsible for bid strategy which involves offering all services to our customers to address their specific needs, pricing for those services, on-boarding all new customers, developing new customer solutions, data analytics for all business lines, and maximizing overall margin for the Company;

•	Executive Vice President of Procurement, who is responsible for procurement of transportation services and general and administrative services for the consolidated business;
•	Executive Vice President, President of Hub Group Trucking, who is responsible for all operations for which we employ drivers;
•
Executive Vice President of Unyson Logistics, who is responsible for the operations of services offered to outsourced transportation solution customers, assisting with specialized sales opportunities and the related bids, and managing certain less than truckload operations and consolidation opportunities;

•
Executive Vice President of Truck Brokerage, who is responsible for managing the operations of our truckload business for which we do not have employee drivers or use our equipment for our consolidated business;

•	Executive Vice President of Account Management, Sales and Marketing, who is responsible for sales, marketing and account management for our consolidated business;

•	Executive Vice President of Account Management, who is responsible for account management for all customers; and
•	Executive Vice President of Maintenance and Equipment, who is responsible for maintenance and repair of all Hub owned equipment for the consolidated business.

At such weekly meetings, the group reviews many topics, including but not limited to strategic initiatives, technology programs, potential strategic and commercial transactions, capital and resource allocation, debt and capital management activities, employee development and financial performance.  The broad attendance at these regular meetings demonstrates the importance of each executive to the overall integrated strategy.  The Chief Solutions Officer presents weekly sales, volume and gross margin trends, along with several operating statistics, including on-time performance, number of truck drivers hired and lost, empty miles and percentage of drayage loads covered with Hub assets.  The attendees also discuss key positive and negative factors impacting the business the prior week. The Chief Financial Officer also discusses monthly financial results with this group.

The responsibilities of our key executives are based on the needs of the consolidated business which relate to multiple lines of business. The Company does not have specific individuals who are solely responsible for each of the four business lines that report to the CODM. To support our integrated strategy, we have consolidated responsibility to one key executive in each of the following areas for all lines of business: customer pricing, procurement of transportation and other services, account management, sales, marketing, equipment maintenance and repair, operations for which we use drivers, bid strategy, maximizing overall margin, performance of our business lines for an outsourced transportation solutions customer, legal, human resources, technology and accounting.  For example, the Executive Vice President, President of Hub Group Trucking is responsible for drivers. Drivers provide transportation services to customers in connection with a number of the services that we offer across the business lines. The Executive Vice President of Account Management is responsible for customer support for all customers, and each individual customer may receive services in multiple business lines customized to meet their supply chain needs. In keeping with this structure, the vast majority of each executive’s compensation is based on consolidated results. To a small degree, certain incentives are based on  operational metrics relevant to the individual’s responsibilities described above.  For example, cost savings goals for the Executive Vice President, President of Hub Group Trucking include improving driver turnover, driver productivity and driver hiring metrics.

In summary, our CODM makes key resource allocation decisions and assesses performance based on the Company’s consolidated results. In addition, the Company does not have segment managers solely focused on our four business lines reporting to the CODM. The responsibilities of the key executives are to address the needs of the consolidated business and are not specific to the business lines. Based on these considerations, we have concluded that our four business lines are not operating segments and that we have one operating and reportable segment which is the consolidated business.

•	In addition, tell us about any relevant changes related to the new operating structure referred to in your second quarter 2020 earnings conference call.

Response:
The Company respectfully advises the Staff that the comments from the Company’s second quarter 2020 earnings conference call relating to a new operating structure referred to a further integration of the Company’s transportation management system and individual customer account management teams to service customers.  The Company continues to further develop its customer-centric structure, such that a customer utilizing multiple service lines would have a single account management representative allowing the account management team to better anticipate a customer’s needs and offer a holistic solution. This change further supports our integrated strategy and conclusion that we have one operating and reportable segment.

Form 8-K filed February 6, 2020

Exhibit 99.1

2.
The reconciliation of GAAP to non-GAAP financial measures in your Form 8-K appears to be a non-GAAP income statement. Note that this presentation is considered to give greater prominence to non-GAAP measures. In addition, note that adjusted earnings per share should be reconciled to GAAP earnings per share. Revise your disclosure accordingly. Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K and questions 102.05 and 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has discontinued the practice of providing reconciliations of non-GAAP financial measures in this manner.  Please refer to Exhibit 99.1 to the Forms 8-K filed April 30, 2020 and July 30, 2020 in connection with the earnings releases for the first and second quarters of 2020, respectively.  In addition, in future earnings releases reporting non-GAAP earnings per share, the Company will provide a reconciliation of such measure to GAAP earnings per share.

3.
We note that you calculate free cash flow as net cash provided by operating activities adjusted for proceeds from sale of equipment and purchases of property and equipment. As free cash flow is typically calculated as cash flows from operating activities less capital expenditures, revise your presentation to clearly describe how your measure of free cash flow is calculated. Refer to question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:
The Company acknowledges the Staff’s comment. In future earnings releases that present free cash flow, the Company will describe the Company’s calculation of free cash flow as net cash provided by operating activities, plus proceeds from sales of equipment, less amounts used to purchase property and equipment.

Please contact the undersigned at (630) 271-3623 if you have any questions or require additional information.

Sincerely,

/s/ Geoffrey F. DeMartino

Geoffrey F. DeMartino
Executive Vice President, Chief Financial Officer and Treasurer

CC:	Kevin Beth, Executive Vice President and Chief Accounting Officer